Filed by First Merchants Corporation pursuant to Rule 425 of the Securities Act of 1933

Subject Company: MBT Financial Corp. Commission Securities Exchange Act File No: 000-30973

Email from Mike Rechin to First Merchants Employees

We are excited to announce that Monroe Bank & Trust (MB&T) is planning to join First Merchants Bank!

October 10, 2018

Our press release was filed this morning, and the announcement is now public.

Headquartered in Monroe, Michigan, Monroe Bank & Trust is a $1.3 billion organization serving customers through 20 banking center locations in southeast Michigan, primarily south of Detroit and north of the Ohio border.

Their company includes wealth planning and advisory, which ranks 5th in Assets Under Management for banks in the State of Michigan.

We are excited to extend our presence into Michigan, strengthening our contiguous coverage through Indiana, Ohio, Illinois, and now, Michigan.

Our companies also share cultural commitments to personal service, long-term relationships, community involvement and Midwestern values. Looking forward, the combined strength of our companies will allow us to offer enhanced services, expanded access and convenience, and enhanced lending capacity.

We are in the early stages of the process, subject to the approval by the shareholders of MBT Financial Corp Holding Company, as well as the receipt of various other regulatory approvals.

We're proud of our intent to continue the journey and commitment to community banking with a new partner, and believe our planned partnership will prove to be mutually beneficial to our shareholders, communities, customers and you, our employees.

We'll keep you informed as we progress. Detailed below are some benefits of our planned partnership. There are many more, but we wanted to provide you with some key messages you can feel confident sharing with your customers, the community and friends.

Mike

Key Messages

The combination of Monroe Bank & Trust and First Merchants Bank provides clients, teammates and communities with:

- Innovation of our products and services
- The power and convenience of a single source partner for all of your financial needs
- Opportunities for employment and career growth
- Greater impact through community commitment
- Even more responsive and knowledgeable banking (centers of influence)
- More bankers delivering our knowledge edge
- Increased convenience through more locations and digital banking options

Monroe Bank & Trust will become one of seven regions within First Merchants Bank, providing robust growth opportunities in southeast Michigan.

- We share a vision of providing relationship banking, while striving to become the highest performing bank in every market we serve. The core values of both companies share a commitment to local decision making, personal service, long-term relationships and community involvement.
- First Merchants Corporation is currently a $9.7 billion financial services holding company, the largest headquartered in Central Indiana. Looking forward, our company would have approximately $11 billion in total combined assets, giving us the ability to leverage costs and expenses (economies of scale), for items such as health insurance, IT, internal processing, regulatory and compliance management, etc.
- First Merchants has a solid balance sheet, with a history of strong earnings, and most importantly, has been serving and providing trusted advice to local communities, just like ours, for over 125 years.
- For customers, this combination would support broader access to diverse product and service offerings to include enhanced commercial lending limits.